TSX: ERO
NYSE: ERO

November 10, 2021

Ero Copper third quarter production and financial results continue to position the Company for growth

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its financial results for the three and nine months ended September 30, 2021. Management will host a conference call tomorrow, Thursday, November 11, 2021, at 12:30 p.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Copper production of 10,057 tonnes at the MCSA Mining Complex at C1 cash costs(*) of $0.94 per pound of copper produced during the quarter;

•Gold production of 9,426 ounces at the NX Gold Mine at C1 cash costs(*) of $538 per ounce of gold produced and All-in Sustaining Costs ("AISC")(*) of $741 per ounce of gold produced;

•Strong quarterly adjusted EBITDA(*) of $72.9 million and adjusted net income attributable to owners of the Company(*) of $45.7 million ($0.49 per share on a diluted basis);

•Record quarterly cash flows from operations of $150.7 million driven by strong operating performance and a $100.0 million upfront payment related to the August 2021 closing of the $110 million streaming agreement with Royal Gold (as defined below) in relation to gold production from the NX Gold Mine (the "NX Gold Stream");

•Announced results of optimized Feasibility Study for the Boa Esperança Project, doubling life-of-mine copper production compared to the 2017 Study (as defined below);

•Repaid $100.0 million of principal on the $150.0 million senior secured revolving credit facility, resulting in available liquidity at quarter-end of $219.1 million, including $92.6 million of cash and cash equivalents, $26.4 million in short-term investments, and $100.0 million of undrawn availability under the senior secured revolving credit facility; and,

•Tracking towards the high-end of the Company's reaffirmed 2021 production guidance ranges; lowering full-year AISC guidance for the NX Gold Mine to $650 to $725 per ounce of gold produced and updating 2021 capital expenditure guidance for the MCSA Mining Complex to reflect the acceleration of capital expenditures associated with key projects into Q4 2021 as well as the impact of inflationary pressures on capitalized development.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Commenting on the results, David Strang, CEO, stated, “The third quarter was instrumental in positioning our Company to execute on our growth strategy. We delivered on three important milestones during the quarter including the completion of an optimized Feasibility Study on the Boa Esperança Project, the closing of the previously announced $110 million NX Gold Stream, and the conclusion of mill maintenance at the MCSA Mining Complex in preparation for expanded operations. With the construction of the new external shaft at the Pilar Mine initiated on schedule in September and the planned commencement of early construction activities at the Boa Esperança Project expected to begin in Q2 2022 (subject to approval by the Company's Board of Directors), our team is working to double production while maintaining strong margins over the coming years.

"In preparation of these growth timelines, we have brought forward the second phase of our cooling project and made down payments for long-lead items related to the new external shaft for the Pilar Mine. While we, like the rest of the mining industry, are seeing global inflationary pressures impacting both operating and capital development costs, it remains to be seen whether this cost pressure is transitory or structural in nature. As a result of the acceleration of growth project capital and incorporating increases in development costs, we are updating our capital expenditure guidance for the full-year at the MCSA Mining Complex by approximately $20 million.

"With respect to the Deepening Extension Project, construction of the first phase of the shaft and other early civil works have commenced. Concurrently, we are finalizing the optimization efforts on the project including plans to increase the shaft's diameter. As a result of incorporating exceptional year-to-date drill results from the Deepening Extension and new drilling in the upper levels of the mine, our team has begun working on a longer-term initiative to potentially increased overall production volumes from the Pilar Mine.

"We have an exceptional asset portfolio and our team has worked hard to achieve peer-leading cost performance through optimization and innovation, principles that we are applying to the Deepening Extension and Boa Esperança Projects. While we expect the macro operating environment to remain dynamic, we are staking our success on the core values that have consistently delivered shareholder value: executing upon high-return and low-capital intensity projects.”

*Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section of this press release for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the MCSA Mining Complex. AISC per ounce of gold produced are net of by-product credits from metal produced at the NX Gold Mine.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATIONS & EXPLORATION HIGHLIGHTS

•Mining & Milling Operations – on track to achieve high-end of full-year production guidance
◦The MCSA Mining Complex processed 572,666 tonnes of ore grading 1.90% copper, producing 10,057 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.4%; YTD 2021 copper production totaled 33,593 tonnes based on approximately 1.7 million tonnes processed at copper grades of 2.11% and metallurgical recoveries of 92.3%.
◦The second and final phase of scheduled mill maintenance at the MCSA Mining Complex was completed at the end of Q3 2021, positioning the Company for higher mill throughput in Q4 2021.
◦The NX Gold Mine processed 42,874 tonnes grading 7.37 grams per tonne, producing 9,426 ounces of gold after metallurgical recoveries of 92.7% and 6,575 ounces of silver produced as by-product; YTD 2021 tonnes processed totaled 124,422 at an average grade of 7.67 grams per tonne, producing 29,254 ounces of gold after metallurgical recoveries of 95.4% and 19,172 ounces of silver produced as by-product.
◦Construction of the NX Gold Mine's paste-fill plant concluded in Q3 2021, and commissioning is currently underway. Integration into the operations is anticipated before year-end with implementation expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.
•Exploration Activities – strong exploration results expected to drive positive year-end mineral reserve and resource update
◦Q3 2021 exploration activities continued to generate exceptional results both in-mine and near-mine at the MCSA Mining Complex and the NX Gold Mine, positioning the Company for a positive year-end mineral reserve and resource update.
◦Ongoing exploration efforts are focused on aggressively advancing target zones and new mineral systems within each of the Company's core exploration programs in an effort to meaningfully augment near- to long-term production at both the MCSA Mining Complex and the NX Gold Mine.
◦Please refer to the Company's press release dated October 14, 2021 for the latest results from the Company's ongoing exploration programs.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Organic Growth Projects
◦Site clearing, early civil works and initial construction for the new external shaft supporting the Deepening Extension Project commenced in September 2021. Concurrent engineering and design efforts are focused on optimizing the 2020 shaft design and evaluating the potential for increased production volumes from the Pilar Mine longer-term.
◦On September 28, 2021, the Company announced results for the optimized Feasibility Study on its Boa Esperança Project. Early construction works are expected to commence in Q2 2022, subject to approval by the Company's Board of Directors. Select highlights include:
–41.8% after-tax internal rate of return and $380 million after-tax net present value (8%) based on Consensus Copper Prices(1) and a 5.00 BRL:USD exchange rate;
–Doubled life-of-mine ("LOM") copper production to approximately 326,000 tonnes from 163,000 tonnes in the 2017 Study(2) with increased mine life of twelve years;
–Average LOM copper production increased to over 27,000 tonnes per annum, with the first five years of production averaging approximately 35,000 tonnes per annum; and
–Low capital-intensity of approximately $8,400 per tonne of average annual copper production for the first 5 years of the Project, resulting in rapid payback of 1.4 years at Consensus Copper Prices.
•Corporate Highlights
◦In August 2021, the Company closed the $110 million NX Gold Stream, unlocking significant value from the NX Gold Mine and highlighting the exploration potential of the broader NX Gold land package. Additional detail is provided later in this press release.
◦The Company used cash on hand, bolstered by $100.0 million in upfront cash consideration received upon the closing of the NX Gold Stream, to repay $100.0 million of principal on its $150.0 million senior secured revolving credit facility. At September 30, 2021, the Company had $50.0 million drawn under its $150.0 million senior secured revolving credit facility.

(1) Consensus Copper Prices based on the average analyst copper price estimates from 26 financial institutions as of August 31, 2021, or the effective date of the mineral resource and mineral reserve estimates for the Boa Esperança Project as disclosed in the press release dated September 28, 2021, resulting in $3.80 per pound in 2024, $3.95 per pound in 2025 and $3.40 per pound in 2026 and thereafter. Using Consensus Copper Prices, the average LOM copper price is $3.51 per pound. Using a flat $3.50 per pound copper price over the LOM, the Boa Esperança Project generates a 38.0% after-tax internal rate of return and a $361 million after-tax net present value (8%), assuming a 5.00 BRL:USD exchange rate.
(2) The "2017 Study" is defined as the technical report entitled "Feasibility Study Technical Report for the Boa Esperança Copper Project, Pará State, Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Sep. 30, 2021	3 months ended June 30, 2021	9 months ended Sep. 30, 2021	3 months ended Sep. 30, 2020	9 months ended Sep. 30, 2020
Operating Highlights
Copper (MCSA Operations)
Ore Processed (tonnes)	572,666	553,992	1,724,252	553,148	1,788,178
Grade (% Cu)	1.90	2.13	2.11	2.18	2.03
Cu Production (tonnes)	10,057	10,898	33,593	10,961	32,796
Cu Production (000 lbs)	22,170	24,026	74,059	24,164	72,302
Cu Sold in Concentrate (tonnes)	10,762	10,093	33,324	11,530	32,549
Cu Sold in Concentrate (000 lbs)	23,727	22,253	73,468	25,420	25,420
C1 cash cost of Cu produced (per lb)(1)	$0.94	$0.72	$0.70	$0.63	$0.66
Gold (NX Gold Operations)
Au Production (oz)	9,426	10,377	29,254	9,436	26,041
C1 cash cost of Au Produced (per oz)(1)	$538	$499	$508	$421	$478
AISC of Au produced (per oz)(1)	$741	$660	$681	$579	$636

Financial Highlights ($ in millions, except per share amounts)
Revenues	$111.8	$120.7	$355.0	$94.3	$232.8
Gross profit	68.0	83.7	234.5	59.6	129.8
EBITDA(1)	48.5	112.0	215.7	52.1	24.9
Adjusted EBITDA(1)	72.9	85.5	245.1	62.5	138.4
Cash flow from operations	150.7	85.1	297.9	44.4	124.2
Net income (loss)	26.4	84.0	142.4	31.4	(13.8)
Net income (loss) attributable to owners of the Company	26.1	83.4	141.2	31.1	(14.2)
Per share (basic)	0.29	0.95	1.60	0.36	(0.16)
Per share (diluted)	0.28	0.89	1.52	0.34	(0.16)
Adjusted net income attributable to owners of the Company(1)	45.7	53.7	155.7	36.7	77.8
Per share (basic)	0.52	0.61	1.76	0.42	0.90
Per share (diluted)	0.49	0.58	1.67	0.40	0.85
Cash, cash equivalents, and short-term investments	119.1	137.7	119.1	54.3	54.3
Working capital (deficit)(1)	81.4	118.9	81.4	(9.4)	(9.4)
Net debt(1)	(63.7)	19.2	(63.7)	118.4	118.4

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures – see the Notes section of this press release for a discussion on non-IFRS Measures.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ADJUSTED EBITDA & NET INCOME (LOSS) RECONCILIATION

($ in thousands)	3 months ended Sep. 30, 2021

Adjusted EBITDA	$72,860
Adjustments:
Unrealized foreign exchange loss on USD denominated balances in MCSA	(5,883)
Unrealized foreign exchange loss on derivative contracts	(12,350)
Realized foreign exchange loss on derivative contracts	(4,381)
Share based compensation and other	931
NX Gold stream transaction fees	(1,219)
Incremental costs in response to COVID-19 pandemic	(1,485)
EBITDA	$48,473

Adjusted net income attributable to owners of the Company	$45,708
Adjustments for non-cash items (attributable to owners of the Company):
Unrealized foreign exchange loss on USD denominated debt in MCSA	(4,618)
Unrealized foreign exchange loss on derivative contracts, net of tax	(10,417)
Unrealized gain on interest rate derivative	147
Share based compensation	(2,041)
NX Gold stream transaction fees	(1,219)
Incremental costs in response to COVID-19 pandemic	(1,479)
Reported net income attributable to owners of the Company	$26,081

NX GOLD STREAM

During the quarter, the Company closed the NX Gold Stream with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, “Royal Gold”), and received an upfront cash payment of $100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered. Additional payment obligations of Royal Gold include:
•Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Stream at a rate of US$20 per ounce;
•Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and,
•US$5 per ounce of gold delivered under the NX Gold Stream payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.
Please refer to the Company’s press releases dated June 30, 2021 and August 6, 2021 for additional information on the NX Gold Stream.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2021 PRODUCTION OUTLOOK(*)

The Company is well-positioned to achieve the high-end of its reaffirmed 2021 production guidance ranges of:
•42,000 to 45,000 tonnes of copper in concentrate at the MCSA Mining Complex
•34,500 to 37,500 ounces of gold at the NX Gold Mine

During Q3 2021, the Company completed the second and final phase of preventative mill maintenance at the MCSA Mining Complex in preparation for expanded operations and higher mill throughput volumes, including from Surubim open pit mine where pre-stripping activity continued during the quarter. Initial production from the Surubim open pit, including the processing of ore stockpiled during pre-stripping, is expected to drive higher mill throughput volumes and lower average processed copper grades during Q4 2021.

The Company expects to achieve the high-end of its full-year production guidance at the NX Gold Mine despite lower planned grades in Q4 2021 due to mine sequencing within the Santo Antonio Vein.

2021 COST GUIDANCE(*)

The Company is on track to achieve its reaffirmed 2021 C1 cash cost guidance ranges, which assume a USD:BRL foreign exchange rate of 5.00, a gold price of $1,750 per ounce and a silver price of $20.00 per ounce. The Company has lowered its 2021 AISC guidance range for the NX Gold Mine to reflect lower sustaining capital expenditures year-to-date.

2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)(1)	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$650 - $725

(1) C1 Cash Costs and AISC are a non-IFRS measure - see the Notes section of this press release for additional information.

2021 CAPITAL EXPENDITURE GUIDANCE(*)

The Company is reaffirming its full-year capital expenditure guidance for the NX Gold Mine and updating its 2021 capital expenditure guidance for MCSA Mining Complex to reflect the acceleration of: (i) the Phase 2 cooling project at the MCSA Mining Complex, (ii) long-lead item purchases related to the new external shaft of the Pilar Mine and (iii) early civil and road construction activities at the Boa Esperança project into Q4 2021. Capitalized development costs at the MCSA Mining Complex have also been updated to reflect inflationary pressures impacting consumables used in development activities. The capital expenditure guidance assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

MCSA Operations	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$55.0 - $60.0
Deepening Extension Project	26.0 - 28.5
Vermelhos Mine & District	8.0 - 10.0
Surubim Open Pit Mine	6.0 - 8.0
Boa Esperanҫa Project	7.0 - 9.0
Capital Expenditure Guidance	$102.0 - $115.5
Curaçá Valley Exploration	$30.0 - $35.0

NX Gold Mine	2021 Guidance
Capital Expenditure Guidance	$13.0 - $15.0
Exploration	8.0- 10.0
Total, NX Gold Mine	$21.0 - $25.0

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings, including the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”), for complete risk factors.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Thursday, November 11, 2021 at 12:30 pm Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Thursday, November 11, 2021
Time:	12:30 pm Eastern time (9:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	7736

NOTES

Non-IFRS measures

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price, EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 cash cost of copper produced (per lb.)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash cost reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

All-in Sustaining Cost of gold produced (per ounce)

All-in sustaining cost of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:
–Foreign exchange loss (gain)
–Share based compensation
–NX Gold stream transaction fees
–Incremental costs in response to COVID-19 pandemic

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its condensed consolidated interim financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations:
–Share based compensation
–Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA
–Unrealized loss (gain) on foreign exchange derivative contracts, net of tax
–NX Gold stream transaction fees
–Incremental costs in response to COVID-19 pandemic
–Unrealized loss (gain) on interest rate derivative contracts

Net Debt

Net debt is determined based on cash and cash equivalents, short-term investments, restricted cash and loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt.

Working capital and Available liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s cash and cash equivalents, short-term investments and undrawn revolving credit facilities in place.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; estimated commencement or completion dates for certain milestones; successfully adding or upgrading mineral reserves and resources; the costs and/or timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex and the Boa Esperança Project; the significance of any potential optimization initiatives in connection with the Deepening Extension or Boa Esperança Projects; the Company's outlook with respect to production, cash costs, capital resources, expenditures, and current global macroeconomic conditions; and the Company's ability to achieve production, cost and capital expenditure guidance.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada